SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 5)

HomeFed Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of class of securities)

43739D307

(CUSIP number)

Michael J. Sharp

Executive Vice President and General Counsel

Jefferies Financial Group Inc.

520 Madison Avenue

New York, New York 10022

310-914-1373

(Name, address and telephone number of the person authorized to receive notices and communications)

April 12, 2019

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 43739D307	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Jefferies Financial Group Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS: OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 10,852,123
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 10,852,123
	10	SHARED DISPOSITIVE POWER: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 10,852,123
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 70.0%
14	TYPE OF REPORTING PERSON: CO

This Amendment No. 5 (this “Amendment No. 5”) amends the Statement on Schedule 13D first filed with the Securities and Exchange Commission on February 28, 2014, as amended (the “Schedule 13D”), and is filed by Jefferies Financial Group Inc. (formerly Leucadia National Corporation, “Jefferies” or the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “HomeFed Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”) owned by Jefferies and its wholly owned subsidiaries. Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D.

Item 2. Identity and Background.

Jefferies, a New York corporation, is a diversified financial services company engaged in investment banking and capital markets, asset management and principal investing. Its principal business and principal office is located at 520 Madison Avenue, New York, New York 10022.

The name, residence or business address, present principal occupation or employment (including the name, principal business and address of any corporation or other organization in which such employment is conducted) and place of citizenship of each executive officer and director of Jefferies are set forth on Schedule I attached hereto (collectively, the “Scheduled Persons,” and each a “Scheduled Person”) and are incorporated herein by reference.

None of the Scheduled Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Scheduled Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 3.

Item 4. Purpose of Transaction.

On April 12, 2019, Jefferies entered into an Agreement and Plan of Merger (the “Merger Agreement”) with the Company and Heat Merger Sub, LLC, a Delaware limited liability company and wholly-owned subsidiary of Jefferies (“Merger Sub”). Pursuant to the Merger Agreement, the Company will be merged with and into Merger Sub (the “Merger”) with Merger Sub surviving the Merger as a wholly-owned subsidiary of Jefferies (the “Surviving Company”).

If the Merger is completed, each share of HomeFed Common Stock issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than shares owned by: (i) HomeFed (as treasury stock), (ii) Jefferies or any of its subsidiaries (including Merger Sub) or (iii) holders of shares of HomeFed Common Stock (“HomeFed Stockholders”) who have perfected and have not withdrawn a demand for appraisal rights pursuant to Section 262 of the Delaware General Corporation Law immediately prior to the Effective Time), will be converted into the right to receive either: (i) $38.00 in cash, without interest, or (ii) a number of validly issued, fully paid and nonassessable shares of common stock, par value $1.00 per share, of Jefferies (“Jefferies Common Stock”), equal to the Exchange Ratio (as defined below).

The exchange ratio contemplated by the Merger Agreement is 2.0, provided that, if the volume weighted average trading price (rounded to the nearest $0.01) of one share of Jefferies common stock on the New York Stock Exchange (“NYSE”) as reported on Bloomberg L.P. under the function “VWAP” (or, if not reported therein, in another authoritative source mutually selected by the parties) for the ten consecutive trading days on which shares of Jefferies Common Stock are traded on the NYSE (“Trading Days”) ending on (and including) the Trading Day that is three Trading Days prior to the date of the special meeting of HomeFed Stockholders in connection with the Merger (the “Average Jefferies Stock Price”), is greater than $21.00, then the exchange ratio will be decreased to equal the quotient (rounded to the nearest 0.0001) obtained by dividing (i) $42.00 by (ii) the Average Jefferies Stock Price (the “Exchange Ratio”).

The Merger cannot be completed unless HomeFed Stockholders adopt the Merger Agreement, which requires the affirmative vote of (i) the holders of a majority of the outstanding shares of HomeFed Common Stock entitled to vote at the special meeting and (ii) the holders of a majority of the outstanding shares of HomeFed Common Stock entitled to vote at the special meeting not owned, directly or indirectly, by (x) Jefferies or any of its affiliates or (y) by any director of HomeFed who is a director or employee of Jefferies or a Section 16 officer pursuant to Rule 16a-1(f) of the Exchange Act) of HomeFed at the special meeting of HomeFed Stockholders in connection with the Merger (collectively, the “Requisite Stockholder Approvals”). The completion of the Merger is also subject to the satisfaction or waiver of other customary closing conditions.

Following the Merger, shares of HomeFed Common Stock will no longer be quoted on the OTCQB Marketplace, there will be no public market for shares HomeFed Common Stock, and registration of shares HomeFed Common Stock under the Securities Exchange Act of 1934 will be terminated.

Except as set forth in this Statement and in connection with the Merger described above, the Reporting Person does not have any plan or proposals that relate to or would result in any of the transactions described in Item 4 of this Schedule 13D.

In addition, concurrently with the execution of the Merger Agreement, Jefferies entered into a voting agreement with the Company (the “Voting Agreement”). The Voting Agreement provides that Jefferies will vote all of the shares of HomeFed Common Stock beneficially owned by Jefferies in favor of the adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement, on the terms and subject to the conditions set forth in the Voting Agreement.

As previously disclosed, the Reporting Person had agreed with the Company pursuant to that certain Stockholders Agreement, that to the extent its ownership of shares of the Company’s Common Stock exceeds 45% of the outstanding voting securities of the Company, the Reporting Person would limit its vote to no more than 45% of the total outstanding voting securities voting on any matter, assuming all of the total outstanding voting securities not owned by the Reporting Person vote on such matter. Any shares held by the Reporting Person in excess of this amount would not be voted and would be deemed non-voting shares. In connection with the Merger described in Item 4 above, the Reporting Person and the Company entered into a waiver and amendment no.1 to the Stockholders Agreement (the “Waiver and Amendment Agreement”) to amend certain terms of the Stockholders Agreement. The Waiver and Amendment Agreement, among other things, allows the Reporting Person to vote all of the shares of HomeFed Common Stock owned by the Reporting Person in favor of adopting the Merger Agreement.

The foregoing descriptions of the Merger Agreement, the Voting Agreement, the Stockholders Agreement and the Waiver and Amendment Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. A copy of the Merger Agreement, listed as Exhibit 2.1 hereto, is incorporated by reference to Exhibit 2.1 to Jefferies’ Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on April 15, 2019. A copy of the Voting Agreement, listed as Exhibit 2.2 hereto, is incorporated by reference to Exhibit 2.2 to Jefferies’ current report on Form 8-K filed with the SEC on April 15, 2019. A copy of the Waiver and Amendment Agreement, listed as Exhibit 2.3 hereto, is incorporated by reference to Exhibit 2.3 to Jefferies’ current report on Form 8-K filed with the SEC on April 15, 2019. A copy of the Stockholders Agreement, listed as Exhibit 99.2 hereto, is incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated March 28, 2014 and filed with the SEC on April 3, 2014.

Additional information set forth or incorporated by reference in Item 5 is incorporated by reference in this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)-(b) The responses of the Reporting Person to Row (7) through (13) of the cover page of this Amendment No. 5 are incorporated herein by reference.

The Reporting Person is the direct owner of 10,852,123 shares of HomeFed Common Stock representing approximately 70.0% of the outstanding shares of HomeFed Common Stock. The beneficial ownership percentage is based on 15,500,246 shares of HomeFed Common Stock outstanding as of the February 12, 2019, as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 filed with the SEC on March 18, 2019.

Certain of the Scheduled Persons own shares of HomeFed Common Stock as follows.

Mr. Steinberg, the Chairman of the Board of the Company and of Jefferies, beneficially owns 779,362 shares of HomeFed Common Stock. Of the shares of HomeFed Common Stock reported to be beneficially owned by Mr. Steinberg, 5,000 shares may be acquired from the Company upon the exercise stock options, 3,486 shares are owned by Mr. Steinberg’s wife as to which Mr. Steinberg may be deemed to be the beneficial owner, 89,325 shares of HomeFed Common Stock are owned by trusts for the benefit of Mr. Steinberg’s children. The foregoing does not include 42,381 shares of HomeFed Common Stock held by a charitable trust for which Mr. Steinberg and his wife are trustees and as to which Mr. Steinberg disclaims beneficial ownership. Mr. Steinberg has indicated to Jefferies that he would be supportive of the Merger described in Item 4 above. Mr. Steinberg’s current beneficial ownership in Jefferies is approximately 5.0%.

Mr. Friedman, also a director of the Company and Jefferies, owns options to purchase 5,000 shares of HomeFed Common Stock.

(c) Except as otherwise described herein, the Reporting Person has not engaged in any transactions in HomeFed Common Stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for the Merger Agreement, the Voting Agreement, the Stockholders Agreement and the Waiver and Amendment Agreement described in Item 4 above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7. Materials to Be Filed as Exhibits.

2.1	Agreement and Plan of Merger, dated as of April 12, 2019, by and among HomeFed Corporation, Jefferies Financial Group Inc. and Heat Merger Sub, LLC (incorporated by reference to Exhibit 99.1 to Jefferies’ current report on Form 8-K filed with the SEC on April 15, 2019).

2.2	Voting Agreement, dated as of April 12, 2019, by and between HomeFed Corporation and Jefferies Financial Group Inc. (incorporated by reference to Exhibit 99.2 to Jefferies’ current report on Form 8-K filed with the SEC on April 15, 2019).

2.3	Waiver and Amendment No. 1 to Stockholders Agreement, dated as of April 12, 2019, by and between HomeFed Corporation and Jefferies Financial Group Inc. (incorporated by reference to Exhibit 99.3 to Jefferies’ current report on Form 8-K filed with the SEC on April 15, 2019).

99.1	Press release issued by Jefferies Financial Group Inc. on April 15, 2019 (incorporated by reference to Exhibit 99.4 to Jefferies’ current report on Form 8-K filed with the SEC on April 15, 2019).

99.2	Stockholders Agreement dated as March 28, 2014, by and between HomeFed Corporation and Jefferies Financial Group Inc. (formerly, Leucadia National Corporation) (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K dated March 28, 2014 and filed with the SEC on April 3, 2014).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2019

Jefferies Financial Group Inc.

BY:	/s/ Michael J. Sharp
Michael J. Sharp
Executive Vice President and General Counsel

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSON

The following information is provided for each of the directors and executive officers of the Reporting Person:

•	Name,

•	Position,

•	Principal business and address, and

•	Citizenship.

Name and Position	Business address	Citizenship
Richard B. Handler (Director and Chief Executive Officer)	(1)	U.S.

Brian P. Friedman (Director and President)	(1)	U.S.

Barry J. Alperin (Director)	(1)	U.S.

MaryAnne Gilmartin (Director)	(1)	U.S.

Jacob M. Katz (Director)	(1)	U.S.

Robert E. Joyal (Director)	(1)	U.S.

Michael T. O’Kane (Director)	(1)	U.S.

Joseph S. Steinberg (Director and Chairman)	(1)	U.S.

Linda L. Adamany (Director)	(1)	U.S.

Robert D. Beyer (Director)	(1)	U.S.

Francisco L. Borges (Director)	(1)	U.S.

Stuart H. Reese (Director)	(1)	U.S.

John M. Dalton (Vice President, Controller and Chief Accounting Officer)	(1)	U.S.

Teresa S. Gendron (Vice President and Chief Financial Officer)	(1)	U.S.

Michael J. Sharp (Executive Vice President and General Counsel)	(1)	U.S.

Rocco J. Nittoli (Vice President and Chief Compliance Officer)	(1)	U.S.

(1)	520 Madison Avenue, New York, NY 10022